September 6, 2019

Manuel Litchman, M.D.
President & CEO
Mustang Bio, Inc.
2 Gansevoort Street, 9th Floor
New York, New York 10014

       Re: Mustang Bio, Inc.
           Preliminary Information Statement on Schedule 14C
           Filed August 16, 2019
           File No. 001-38191

Dear Dr. Litchman:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance
cc:    Mark McElreath - Alston & Bird LLP